Caledonia Mining Announces Cobalt Off-take Agreement with
Large Chinese Refiner

Toronto, Ontario – January 29, 2008:  Caledonia Mining Corporation (“Caledonia”) (TSX: CAL, NASDAQ-OTCBB: CALVF, AIM: CMCL) is pleased to announce the signing of a cobalt off-take agreement with a large Chinese refiner.  Under the terms of the agreement, Caledonia will supply a minimum of 21,000 tonnes of cobalt metal equivalent in the form of cobalt hydroxide from its Nama Cobalt Project over the next six years. The agreement specifies that the price shall be based on the published monthly average for 99.3% cobalt from the London Metal Exchange, and contains a guaranteed “Take or Pay” minimum cobalt price of US$12/lb of cobalt metal.  The agreement is renewable.

Caledonia’s 100% owned Nama Project is located in Northern Zambia.  Caledonia plans to commence mining Anomalies “A” and “C” using open pit mining methods, pre-concentration and conventional cobalt extractive technology.

Caledonia is proceeding with detailed mine planning and is targeting commencement of production by early 2009 at an expected annual production level of 10,000 tonnes of cobalt metal.  An internal feasibility study has estimated capital expenditure at US$125 million and production costs below US$10/lb. The cobalt project will become the main strategic focus for Caledonia going forward.

Commenting on the announcement, Stefan Hayden, President and CEO of Caledonia Mining said “The signing of this cobalt off-take agreement marks an important milestone for Caledonia as we commence with the development of Nama, which I expect will  prove to be one of the world’s largest primary cobalt deposits.  In the context of current spot prices for cobalt of US$44/lb and the floor price of US$12/lb, this contract represents substantial value and confirms Caledonia’s potential to become one of the key primary players in the cobalt market.  Negotiations on further agreements with refiners continue. With rising demand from China, India and America, we believe the fundamentals for cobalt remain robust in the near-term.”

For more information, please contact:

Stefan Hayden, President & CEO

Alex Buck                        Andrew Smith

Caledonia Mining

BuckBias                          RBC Capital Markets

Tel: +27 11 447 2499

Tel: +44 7932 740 452

Tel: +44 20 7029 7882

Further information regarding Caledonia’s exploration activities and operations along with its latest financials may be found at www.caledoniamining.com.